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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b*).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

John Hancock Financial Services, Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

P.O. Box 111
--------------------------------------------------------------------------------
                                    (Street)

Boston                                 MA                   02117
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Evergreen Resources, Inc. ("EVG")
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


04-3483032
________________________________________________________________________________
4.   Statement for Month/Year


December 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [ ]  Form filed by One Reporting Person
     [X]  Form filed by More than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                       (Month/Day/Year)   (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           12/27/00       J(a)          182,404       D      -       -0-             I    By Fund I (a)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           17/27/00       J(a)          593,311       D      -       -0-             I    By Fund II (a)
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Common Stock                              -                           -           -      -     905,660           I    By JHLICO (b)
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====================================================================================================================================

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)


                                                                 SEC 1474 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

 (a) John Hancock Energy Resources Management, Inc. ("JHERM") was a 50% general partner of Energy Investors Partners, L.P. ("Partners I"), the general partner of Energy Investors Fund, L.P. ("Fund I") and a 50% general partner of Energy Investors Partners II, L.P. ("Partners II"), the general partner of Energy Investors Fund II, L.P. ("Fund II"). JHERM is the direct, wholly-owned subsidiary of John Hancock Subsidiaries, Inc. ("JHSI"). JHSI is the direct, wholly-owned subsidiary of John Hancock Life Insurance Company ("JHLICO"). On December 27, 2000, JHERM sold its general partnership interests and became a limited partner in Partners I and Partners II. This transaction ended JHERM's indirect beneficial ownership of the Evergreen Resouces, Inc. shares held by Fund I and Fund II.
 (b) JHLICO is a direct, wholly-owned subsidiary of John Hancock
     Financial Services, Inc. ("JHFS"). JHFS may be deemed the indirect beneficial owner of securities beneficially owned by JHLICO.


****Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.

If the space provided is insufficient see Instruction 6 procedure.

John Hancock Financial Services, Inc.

/s/Marion L. Nierintz                  May 18, 2001
-------------------                    ------------
Marion L. Nierintz                     Date
Assistant Secretary


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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                                   Page 2 of 3

                             Joint Filer Information



        Issuer Name and Trading Symbol: Evergreen Resources, Inc. ("EVG")

              Date of Event Requiring Statement: December 27, 2000

           Designated Reporter: John Hancock Financial Services, Inc.


1.       Name and address of Reporting Person:
         ------------------------------------

         John Hancock Life Insurance Company
         200 Clarendon Street
         Boston, MA 02117

         IRS Number:  04-1414660
         ----------


         By:  /s/Roger G. Nastou
              ------------------
                 Roger G. Nastou
                 Vice President



                                   Page 3 of 3